787 Seventh Avenue

New York, NY 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

October 20, 2017

VIA EDGAR

Mr. James O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,792

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,792 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of iShares Broad USD High Yield Corporate Bond ETF, a series of the Trust (the “Fund”).

The comments were provided on September 19, 2017. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please provide a completed fee table and example to the Staff at least one week prior to the filing becoming effective.

Response: As requested, the Trust has supplementally provided a completed fee table and example at least one week prior to the filing becoming effective.

Comment 2: In the “Principal Investment Strategies” section of the Fund’s prospectus, please explain what it means to have “risk exposure” to the listed countries. Please also clarify where the issuers of securities are principally located as the disclosure in the “Summary of Principal Risks” section of the Fund’s prospectus suggests that issuers are principally located in the United States.

Response: The Trust has added disclosure in the “Principal Investment Strategies” section of the Fund’s prospectus to clarify that the term “risk exposure” refers to the risks incurred as a result of an issuer’s principal country of domicile. The Trust has also added disclosure in the “Principal Investment Strategies” section to clarify that currently the issuers in the Underlying Index are principally located in the U.S.

Comment 3: In the “Principal Investment Strategies” section of the Fund’s prospectus, please identify each country that is included in the term “Euro zone countries.”

Response: The requested change has been made.

Comment 4: In the “Principal Investment Strategies” section of the Fund’s prospectus, please clarify the current average maturity of the corporate bonds in the Underlying Index.

Response: The concept of “current average maturity” does not provide investors with an accurate picture of the bonds held in the Fund’s portfolio because a substantial number of the bonds may be called prior to maturity. Providing an average maturity for callable bonds is potentially misleading because effective duration for callable bonds may be substantially shorter than the weighted average maturity would indicate. The usual purpose of providing disclosure regarding average maturity of a bond portfolio is to inform investors of their exposure to interest rate risk. For example, changes in interest rates should have a greater impact on bonds having a longer average maturity than on bonds having a shorter average maturity. In the case of callable instruments, however, there is a substantial risk that bonds will be called in the event of a change in interest rates and, as a result, the portfolio should not fluctuate in the same way as a portfolio of non-callable instruments would.    For these reasons, the Trust respectfully declines to makes the requested change.

Comment 5: In the “Principal Investment Strategies” section of the Fund’s prospectus, the disclosure notes that “when conditions warrant” the Fund may decrease its investments to holding 80% of its assets in the component securities of the Underlying Index and invest up to 20% in certain derivatives, cash and other securities. Please explain and provide an example of what is meant by the term “when conditions warrant.”

Response: Consistent with the terms of the 1940 Act exemptive order applicable to the Fund, the Fund may at times invest up to 20% of its assets in derivatives, cash and securities not included in the Underlying Index in situations in which the adviser believes that the investments will help the Fund track its Underlying Index. The exemptive application states: “However, each Fund may at times invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by [BFA], as well as in securities not included in its Underlying Index, but which [BFA] believes will help the Fund track its Underlying Index.” As one example, the Fund may invest in other securities in order to reflect new issues entering or about to enter the Underlying Index.

Comment 6: For “Geographic Risk” in the “Summary of Principal Risks” section of the Fund’s prospectus, are natural disasters the principal risk of investing in industrial companies in the geographic regions (component countries) in which the Fund invests?

Response: The Trust believes that “Geographic Risk” is a principal risk for the Fund because a majority of the bond issuers in the Underlying Index are located in the United States, which has experienced, and may in the future experience, various forms of natural disasters, such as earthquakes, forest fires, hurricanes, tornadoes, blizzards, dust storms, avalanches and mud slides.

Comment 7: In the “Principal Investment Strategies” section of the Fund’s prospectus, the disclosure references “sub-investment grade” ratings. Consider clarifying that “below investment grade” and “sub-investment grade” are the same rating.

Response: The requested change has been made.

Comment 8: In the “Principal Investment Strategies” section of the Fund’s prospectus, please include disclosure about where the issuers of securities are principally domiciled.

Response: The requested change has been made.

Comment 9: For “Security Risk” in the “Summary of Principal Risks” section of the Fund’s prospectus, please consider whether “terrorism and strained international relations” are principal risks for the countries included in the Underlying Index.

Response: The Trust has removed “Security Risk” as a principal risk of investing in the Fund but has added disclosure in “Risk of Investing in the United States” in the statutory prospectus regarding the increasingly strained international relations and increased domestic social unrest the United States has experienced recently.

Comment 10: Please consider adding a percentage breakdown of the current issuers in the Underlying Index by country.

Response: The Trust respectfully declines to include such a breakdown. In light of the fact that all of the component securities of the Underlying Index are U.S. dollar denominated and currently over three-quarters of the corporate bonds in the Underlying Index are issued by U.S.-domiciled issuers, the Trust does not believe that it would be meaningful to investors to provide a breakdown of issuers comprising the Underlying Index by country.

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If you have any questions or need further information, please call me at (212) 728-8250.

Sincerely,

/s/ P. Georgia Bullitt
P. Georgia Bullitt

cc:	Deepa Damre
Christy Chen
Michael Gung
Nicole Hwang
Dean A. Caruvana